Exhibit 3

March 2, 2010

SouthWest Water Company

One Wilshire Building

624 South Grand Avenue, Suite 2900

Los Angeles, California 90017-3782

Attn:	Mark A. Swatek

Chief Executive Officer

Dear Mr. Swatek,

On behalf of JPMorgan IIF Acquisitions LLC (“IIF”), Water Asset Management, LLC (“WAM”), and SW Merger Acquisition Corp. (“Parent”), we hereby confirm our intent for Parent to make an investment in SouthWest Water Company (the “Company”) in the form of a private investment in public equity transaction (the “PIPE Transaction”), which investment will be made in connection with the transactions contemplated by the Agreement and Plan of Merger, dated the same date as this letter of intent (this “Letter of Intent”), by and among, Parent, SW Merger Sub Corp. and the Company (the “Merger Agreement”). References in this Letter of Intent to “we,” “us,” and “our” means IIF, WAM and Parent, collectively.

Based on our discussions with the Company’s management team, IIF and WAM are interested in making an equity investment in the Company through Parent in the amount of $16,200,000, on substantially the terms and conditions set forth in the Summary of Terms of Proposed Investment (the “Term Sheet”), a copy of which is attached hereto as Exhibit A and incorporated herein by reference. The transactions described herein and therein are referred to collectively in this Letter of Intent as the “PIPE Transaction.” IIF and WAM may effect their obligations hereunder directly or indirectly through one or more affiliates.

The other basic terms and conditions of our proposal relating to the PIPE Transaction are outlined below:

1. Reasonable Best Efforts. Our proposal is subject to the negotiation and execution of mutually acceptable definitive agreements with the Company on terms consistent with those set forth in the Term Sheet and otherwise containing customary terms and conditions for transactions of this type. The consummation and completion of the PIPE Transaction shall take place as soon as practicable after the execution of the Merger Agreement (as defined below), but in any case shall be consummated and completed no later than 10 business days following the execution of the Merger Agreement (the “Closing Date”). The Parties hereto agree to make reasonable best efforts to consummate and complete the PIPE Transaction on or before the Closing Date, each acknowledging that the consummation and completion of the PIPE Transaction was a material inducement to the Company entering into the Merger Agreement.

2. Confidentiality. IIF, WAM and the Company have entered one or more confidentiality agreements or arrangements relating the activities and transactions proposed, which agreements remains in full force and effect on the date hereof and are not altered in any way by this Letter of Intent. In addition, the parties acknowledge the confidentiality obligations each has under the Merger Agreement.

3. Expenses. Expenses incurred by us and the Company in connection with the evaluation and/or execution of the PIPE Transaction shall be allocated in the manner set forth in the Term Sheet.

4. Effect of Letter of Intent. The terms and conditions of this Letter of Intent—along with Items 12 and 13 of the Term Sheet—shall be legal and binding obligations of the parties hereto. Notwithstanding the immediately preceding sentence to the contrary, neither the entering into of this Letter of Intent nor the acceptance hereof is intended to, and nor shall it, create a legal and binding obligation by any of the parties hereto to enter into any transaction, including the PIPE Transaction, or to execute any definitive agreements.

5. Expiration. This Letter of Intent shall expire on the execution and delivery of definitive agreements relating to the PIPE Transaction. Notwithstanding the expiration of this Letter of Intent, each party shall continue to be liable for any breach or violation of any legally binding provision of this Letter of Intent that occurred prior to the expiration or termination of this Letter of Intent.

6. Governing Law; Dispute Resolution. This Letter of Intent, and all claims or causes of action that may be based upon, arise out of or relate to this Letter of Intent, shall be governed by, and construed and enforced in accordance with, the laws of the State of Delaware applicable to contracts executed in and to be performed in that State, without giving effect to principles of conflicts of law. All disputes arising out of or in connection with this Letter of Intent shall be subject to the exclusive jurisdiction of the Court of Chancery of the State of Delaware.

7. Assignment of Rights under this Letter of Intent. Neither we nor the Company shall have the right to assign any of our respective rights or delegate any of our respective duties under this Letter of Intent without first receiving the prior written consent of the other parties hereto.

8. Entire Agreement: Counterparts. This Letter of Intent supersedes any prior written or oral agreements or understandings with respect to the subject matter hereof and constitutes the entire understanding of the parties hereto with regard to the subject matter hereof. This Letter of Intent may be executed in two or more counterparts, each of which is an original and all of which together constitute one and the same instrument. A facsimile copy will be deemed an original.

If the foregoing is acceptable, please so indicate by countersigning this Letter of Intent and returning it to the undersigned.

Please understand that this Letter of Intent shall have no effect until it is executed by all parties in the spaces provided below.

Sincerely,

JPMORGAN IIF ACQUISITIONS LLC

By:	/s/ Andrew F. Walters
Name:	Andrew F. Walters
Title:	Authorized Signatory

WATER ASSET MANAGEMENT, LLC

By:	/s/ Matthew J. Diserio
Name:	Matthew J. Diserio
Title:	President

SW MERGER ACQUISITION CORP.

By:	/s/ Andrew F. Walters
Name:	Andrew F. Walters
Title:	Authorized Signatory

AGREED AND ACCEPTED

SOUTHWEST WATER COMPANY

By:	/s/ Mark A. Swatek
Name:	Mark A. Swatek
Title:	Chief Executive Officer
Date:	March 2, 2010

Exhibit A

SUMMARY OF TERMS

OF PROPOSED INVESTMENT

Set out below is a summary of the terms (this “Summary of Terms”) that, subject to contract, will form the basis of the common stock purchase agreement, registration rights agreement and other transaction documents (collectively, the “Definitive Agreements”) to be entered into by and between SouthWest Water Company (the “Company”), SW Merger Acquisition Corp. (“Parent”), a corporation owned by JPMorgan IIF Acquisitions LLC and Water Asset Management, LLC (the “Sponsors” and, together with Parent, the “Investor”) regarding the Investor’s proposed investment in the Company by means of a private investment in public equity transaction (the “PIPE Transaction”).

1.	Issuer:	SouthWest Water Company.

2.	Investor:	JPMorgan IIF Acquisitions LLC and Water Asset Management or their respective affiliates, through Parent.

3.	Issue:	2,700,000 shares of common stock, par value $0.01, of the Company (the “Shares”).

4.	Aggregate Amount:	$16,200,000.

5.	Purchase Price	$6.00 per Share.

6.	Use of Proceeds:	The Company may use the net proceeds for capital expenditures, debt redemption and working capital.

7.	Closing Date:	The consummation and completion of the PIPE Transaction shall take place as soon as practicable after the execution of the Merger Agreement (as defined below), but in any case shall be consummated and completed no later than 10 business days following the execution of the Merger Agreement.

8.	Registration Rights:	The right of Parent to have the resale of the Shares registered under applicable federal securities laws will be established pursuant to a registration rights agreement as part of the Definitive Agreements, which registration rights will take effect only in the event of the termination of the Agreement and Plan of Merger, dated as of [March 2,] entered into by and among the Parent, SW Merger Sub Corp. and the Company (the “Merger Agreement”).

9.	Lock-up Agreement:	The Definitive Agreements shall provide that the Investor shall not (a) sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any Shares (each, a “Transfer”) or (b) enter into any swap or other arrangement that transfers to another the economic consequences of ownership of the Shares prior to the earlier of (i) the consummation of the merger transaction contemplated under the Merger Agreement (the “Merger”) and (ii) the termination of the Merger Agreement (and after providing for the payment of any reverse termination fee or expenses in connection therewith).

10.	Standstill:	Investor shall be subject to the same standstill provisions as contained in the Merger Agreement.

11.	Board Seat:	In accordance with the terms of the Company’s Restated Certificate of Incorporation, Amended and Restated Bylaws and other governing documents, each as amended prior to the date hereof (collectively, the “Governing Documents”), the Investor shall be permitted to appoint one member of the board of directors of the Company (the “Board”). Once appointed by the Investor and seated on the Board, its designated member of the Board will be subject to the same election requirements to which all other members of the Board are subject. The Investor’s right to designate one member of the Board to be nominated for election shall cease upon termination of the Merger Agreement.

12.	Expenses:	Each party will bear its own legal costs in connection with the PIPE Transaction, and any expenses or costs incurred in connection with giving effect to the rights and obligations set forth in the Definitive Agreements shall be paid in accordance with the terms of the applicable Definitive Agreement.

13.	Governing Law & Jurisdiction:	This Summary of Terms is governed by the laws of the State of Delaware, without giving effect to principles of conflicts of law. All disputes arising out of or in connection with this Summary of Terms shall be subject to the exclusive jurisdiction of the Court of Chancery of the State of Delaware.

14.	Subject to Contract:	Except with respect to the Company’s and the Investor’s obligations under (a) the provisions of Item 12 (Expenses) with respect to the payment of transaction-related expenses and (b) the provisions of Item 13 (Governing Law & Jurisdiction), which provisions shall be legally binding upon both the Company and the Investor, this Summary of Terms is subject to the entering into of the Definitive Agreements.